FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 10, 2016, announcing that its satellite on-the-move technology has been selected to provide broadband internet on Renfe Operadora (Renfe) high-speed trains throughout Spain.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 10, 2016	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat’s Satellite On-the-Move Antenna Selected to Deliver Broadband
Connectivity for Spain’s High-Speed Trains

Renfe high-speed rail passengers will benefit from high-quality Internet data, voice and video streaming while travelling

Petah Tikva, Israel, November 10, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its satellite on-the-move technology has been selected to provide broadband internet on Renfe Operadora (Renfe) high-speed trains throughout Spain.

Renfe, the state-owned railway company of Spain, is currently engaged in a major transformation and modernization project including an overhaul of its Information and Communications (ICT) technology systems. A key factor of the ICT overhaul is the provision of reliable and consistent broadband connectivity for Internet usage on its fleet of high-speed trains.

The project consists of nearly one hundred trains, all of Renfe AGV (Automotrice Grande Vitesse) high-speed train fleet. Gilat’s broadband connectivity for trains is now being implemented, with initial deployment planned for this quarter.
Gilat was chosen by Aicox, the project integrator to join a consortium of leading players delivering satellite based reliable broadband connectivity to Renfe’s high-speed trains. Gilat’s ER-7000 antenna passed rigorous testing and certifications, including the stringent European EN 50155 compliance requirements.

Gilat’s ER-7000 low-profile tracking antenna was designed for high-speed trains operating in harsh weather conditions. Its aerodynamic build and rugged radome contribute to the antenna’s robustness. The antenna is wide reaching with a high gain, cost effectively meeting high throughput broadband communication needs during fast train travel.

“Providing broadband services to Renfe’s high speed train requires a leading low profile, high gain antenna, as supplied by Gilat,”  said Carlos Laborda, President of   Aicox Soluciones. “Gilat was chosen for its worldwide leadership in SOTM and expertise in delivering reliable and consistent satellite based broadband communication.”

"Gilat is pleased to deliver broadband to Renfe’s high-speed trains,” said Moshe (Chico) Tamir, Corporate VP and President, Strategic Initiatives, at Gilat. "Receiving the European EN 50155 certification is an important milestone as it continues to deliver on our broadband mobility promise, and comes on the heels of our certification at CRRC in China, the world’s largest railway transportation supplier.”

About Aicox
Aicox Soluciones is a leading integrator of satellite applications in Spain with experience of more than 30 years.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net